UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Second Quarter 2019 Financial Results

•	Net profit for the first half of 2019 attributable to the Company was $17.0 million, compared with a net profit of $67.4 million in the first half of 2018.

•	Revenues reached $504.8 million for the first half of 2019, representing a 2.8% year-over-year increase on a constant currency basis.[1]

•	Further Adjusted EBITDA including unconsolidated affiliates[2] amounted to $410.5 million in the first half of 2019.

•	Cash available for distribution (“CAFD”) increased by 5.3% to $94.5 million in the first half of 2019.

•	Quarterly dividend of $0.40 per share declared by the Board of Directors, representing an 18% increase compared with the second quarter of 2018.

•	Execution of several strategic initiatives aimed at a financial optimization and increasing CAFD generation.

August 7, 2019 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica”), the sustainable total return infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, today reported its financial results for the six-month period ended June 30, 2019.

Revenue for the first half of 2019 reached $504.8 million, compared with $513.1 million in the same period of 2018. This decrease was primarily due to the effect of the depreciation of the euro against the U.S. dollar. On a constant currency basis1, revenue for the first half of 2019 would have been $527.3 million, representing an increase of 2.8% compared with the first half of 2018. Further Adjusted EBITDA including unconsolidated affiliates2 was $410.5 million in the first half of 2019, compared to $443.3 million in the same period of 2018. In the first half of 2018, Further Adjusted EBITDA including unconsolidated affiliates2 was positively impacted by a one-time non-cash gain of $39.0 million. On a constant currency basis, and excluding this one-time non-cash gain in 2018, Further Adjusted EBITDA including unconsolidated affiliates3 would have increased by 5.8% in the six-month period ended June 30, 2019 compared to the same period of 2018.

[1]
We calculate constant currency amounts by converting our current period local currency revenue and Further Adj. EBITDA including unconsolidated affiliates using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results.

[2]	Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 15).

Net cash provided by operating activities reached $149.1 million in the first half of 2019. CAFD generation in the first six months of 2019 was $94.5 million, a 5.3% increase compared with $89.7 million achieved in the first half of 2018.

Highlights

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2019	2018
Revenue	$504,790	$513,113
Profit / (loss) for the period attributable to the Company	16,956	67,350
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	410,458	443,259
Net cash provided by operating activities	149,108	163,206
CAFD	94,501	89,737

Key Performance Indicators

	Six-month period ended June 30,
	2019	2018
Renewable energy
MW in operation[4]	1,496	1,446
GWh produced[5]	1,651	1,446
Efficient natural gas
MW in operation	300	300
GWh produced[6]	866	1,101
Electric Availability (%)[6]	88.5%	98.6%
Electric transmission lines
Miles in operation	1,152	1,099
Availability (%)[7]	100.0%	99.9%
Water
Mft[3] in operation[4]	10.5	10.5
Availability (%)[6]	100.6%	100.9%

[3]	Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 15).
[4]	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
[5]	Includes curtailment production in wind assets for which we receive compensation.
[6]
Electric availability refers to operational MW over contracted MW. Major maintenance overhaul held in Q1 and Q2 2019, as scheduled, which reduced production and the electric availability as per the contract.

[7]	Availability refers to actual availability divided by contracted availability.

Segment Results

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2019	2018
Revenue by geography
North America	$164,536	$172,315
South America	69,090	59,881
EMEA	271,164	280,917
Total revenue	$504,790	$513,113

Further Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$147,163	$154,659
South America	57,464	49,247
EMEA	205,831	239,353
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$410,458	$443,259

(in thousands of U.S. dollars)	Six-month period ended June 30,
	2019	2018
Revenue by business sector
Renewable energy	$380,086	$392,213
Efficient natural gas	61,698	61,437
Electric transmission lines	51,098	47,903
Water	11,908	11,560
Total revenue	$504,790	$513,113

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$301,394	$345,386
Efficient natural gas	54,302	46,892
Electric transmission lines	43,586	40,300
Water	11,176	10,591
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$410,458	$443,259

During the first half of 2019, our renewable assets have continued to generate solid operating results:

•
Production in the U.S. solar portfolio in the first half of 2019 was lower than in the same period of 2018, mostly due to lower solar radiation in the first quarter and scheduled maintenance stops that took longer than expected. However, solar radiation has improved since the end of March, and production from the U.S. solar assets in the second quarter of 2019 was in line with production achieved in the second quarter of 2018.

•	Production in Spain increased significantly year-over-year thanks to higher solar radiation.

•
Kaxu (South Africa) had a strong operating performance, reaching a significant increase in production with a capacity factor of 38.2% in the first half of 2019 (compared with 32.2% in the first half of 2018).

•	Production of the wind assets was significantly higher year-over-year as a result of the contribution of the newly acquired Melowind asset, with no contribution in the first half of 2018.

Regarding Atlantica’s assets for which revenue is based on availability, they continue to deliver stable performance in transmission lines and in water assets. In ACT, the efficient natural gas-fired power generation plant, a scheduled major overhaul in one of the turbines was performed in the first quarter of 2019 and continued in the other turbine during the second quarter of 2019, leading to lower availability and production levels compared with the first half of 2018. Since the major overhaul was scheduled, it did not have any impact on revenues.

The solid operating performance of Atlantica in the first half of 2019 demonstrates the advantage of having a diversified portfolio where a significant percentage of our revenue is based on availability and not only on generation.

Liquidity and Debt

As of June 30, 2019, cash at the Atlantica corporate level was $107.0 million. In addition, availability under its Revolving Credit Facility was approximately $225.0 million, resulting in a total corporate liquidity of $332.0 million. On August 2, 2019, the limit of its Revolving Credit Facility was increased by an additional $125 million. As of December 31, 2018, cash at the Atlantica corporate level was $106.7 million and availability under its Revolving Credit Facility was $105 million.

As of June 30, 2019, net project debt was $4,528.4 million, compared with $4,566.3 million as of December 31, 2018, while net corporate debt was $582.6 million, compared with $577.4 million as of December 31, 2018. The net corporate debt / CAFD pre-corporate debt service ratio8 was 2.5x as of June 30, 2019.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica.

Dividend

On August 2, 2019, the Board of Directors of Atlantica approved a dividend of $0.40 per share, which represents an 18% increase with respect to the second quarter of 2018.  This dividend is expected to be paid on September 13, 2019 to shareholders of record as of August 30, 2019.

Strategic and Financing Update

The Company has made progress in several strategic initiatives within its existing portfolio aimed at financial optimization and unlocking value creation to shareholders:

1.	CAFD generation from the optimization of operation & maintenance (“O&M”) activities:

•
Atlantica has internalized the entire O&M in its U.S. solar assets by acquiring the contracted services from its previous O&M provider. The purchase price is approximately $6.0 million, and it is expected to be accretive immediately thanks to the internalization of the fees currently paid to the supplier.

[8]	Net corporate leverage calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.

•	Additionally, the Company intends to internalize part of the activities contracted in two wind assets, maintaining a direct relationship with the supplier for the turbine maintenance services.

2.	Project debt refinancing of Chilean asset portfolio to increase yearly CAFD generation:

In the second quarter of 2019, Atlantica refinanced the project debt of its Chilean assets. The new financing agreement consists of a single U.S. denominated 12-year loan agreement for Palmucho, Quadra 1 and 2 for a total amount of approximately $75.0 million with a syndicate of local banks.

With this new project debt refinancing, the Company expects to achieve an average CAFD improvement of approximately $2 million per year from 2020, as a result of the longer tenor and the reduced cost, compared to the previous financing.

3.	ESG-linked financial guarantee line to provide financial flexibility for projects:

Atlantica signed its first ESG-linked financial guarantee line. The cost is linked to Atlantica’s environmental, social and governance performance by a leading sustainable rating agency (Sustainalytics). The green guarantees will be exclusively used for renewable assets. Atlantica expects to use this guarantee line to progressively release restricted cash in some of its projects, providing additional financial flexibility.

Additionally, in relation to Atlantica’s accretive growth strategy, the Company successfully closed its 30% stake investment in Monterrey, as expected, on August 2, 2019.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, August 7, 2019, at 8:30 am (New York time).

In order to access the conference call participants should dial: +1 631-510-7495 (US), +44 (0) 844 571 8892 (UK) or +1 866 992 6802 (Canada), followed by the confirmation code 5845209 for all phone numbers. A live webcast of the conference call will be available on Atlantica’s website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

Additionally, the senior management team will be meeting with investors in New York on August 13, 2019, at the Power, Utilities, MLPs and Pipelines Conference organized by Goldman Sachs.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Forward-looking statements include, but are not limited to, statements relating to: payment of dividends; increases in dividends per share; long-term and short-term project debt; intentions to terminate certain O&M agreements; optimization of value; actions of the Strategic Review Committee; guidance and outlook; expected returns from CAFD generation; the ability to use the ESG-linked green guarantee line to release restricted cash in some of our projects; the use of non-GAAP measures as a useful predicting tool for investors; the comparative usefulness of financial measurements in the industry and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F.

Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.

The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2018 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, our working capital needs;
•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and
•	the fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Further Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Further Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Revenue	$283,338	$287,848	$504,790	$513,113
Other operating income	18,469	56,644	44,908	85,058
Raw materials and consumables used	(3,380)	(2,854)	(6,293)	(7,274)
Employee benefit expenses	(5,461)	(5,218)	(10,777)	(10,315)
Depreciation, amortization, and impairment charges	(74,327)	(85,673)	(150,063)	(160,297)
Other operating expenses	(65,657)	(75,032)	(126,230)	(141,226)
Operating profit/(loss)	$152,982	$175,715	$256,335	$279,059
Financial income	231	36,575	517	36,871
Financial expense	(109,029)	(106,039)	(210,532)	(206,106)
Net exchange differences	(540)	1,328	326	1,148
Other financial income/(expense), net	(1,273)	(8,027)	(211)	(9,687)
Financial expense, net	$(110,611)	$(76,163)	$(209,900)	$(177,774)
Share of profit/(loss) of associates carried under the equity method	1,529	1,502	3,352	2,909
Profit/(loss) before income tax	$43,900	$101,054	$49,787	$104,194
Income tax	(15,699)	(26,369)	(27,040)	(31,019)
Profit/(loss) for the period	$28,201	$74,685	$22,747	$73,175
Loss/(profit) attributable to non-controlling interests	(524)	(2,571)	(5,791)	(5,825)
Profit/(loss) for the period attributable to the Company	$27,677	$72,114	$16,956	$67,350
Weighted average number of ordinary shares outstanding (thousands)	100,811	100,217	100,516	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$0.27	$0.72	$0.17	$0.67

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of June 30, 2019	As of December 31, 2018
Non-current assets
Contracted concessional assets	$8,359,776	$8,549,181
Investments carried under the equity method	135,496	53,419
Financial investments	72,548	52,670
Deferred tax assets	156,384	136,066
Total non-current assets	$8,724,204	$8,791,336
Current assets
Inventories	$19,117	$18,924
Clients and other receivables	292,040	236,395
Financial investments	252,473	240,834
Cash and cash equivalents	576,066	631,542
Total current assets	$1,139,696	$1,127,695
Total assets	$9,863,900	$9,919,031

Equity and liabilities
Share capital	$10,160	$10,022
Parent company reserves	1,983,097	2,029,940
Other reserves	52,245	95,011
Accumulated currency translation differences	(80,504)	(68,315)
Retained Earnings	(430,636)	(449,274)
Non-controlling interest	206,893	138,728
Total equity	$1,741,255	$1,756,112
Non-current liabilities
Long-term corporate debt	$677,750	$415,168
Long-term project debt	4,204,804	4,826,659
Grants and other liabilities	1,649,971	1,658,126
Related parties	25,970	33,675
Derivative liabilities	330,571	279,152
Deferred tax liabilities	247,412	211,000
Total non-current liabilities	$7,136,478	$7,423,780
Current liabilities
Short-term corporate debt	11,842	268,905
Short-term project debt	792,616	264,455
Trade payables and other current liabilities	149,337	192,033
Income and other tax payables	32,372	13,746
Total current liabilities	$986,167	$739,139
Total equity and liabilities	$9,863,900	$9,919,031

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Profit/(loss) for the period	$26,438	$74,685	$22,747	$73,175
Financial expense and non-monetary adjustments	192,603	127,403	361,616	297,862
Profit for the period adjusted by financial expense and non-monetary adjustments	$219,041	$202,088	$384,363	$371,037
Variations in working capital	(37,418)	(35,573)	(91,926)	(47,227)
Net interest and income tax paid	(129,405)	(133,844)	(143,329)	(160,604)
Net cash provided by/(used in) operating activities	$52,218	$32,671	$149,108	$163,206
Investment in contracted concessional assets[9]	7,518	2,178	14,704	62,690
Other non-current assets/liabilities	(3,454)	(6,244)	(30,439)	(11,362)
Acquisitions of subsidiaries and other financial instruments	(101,157)	1,048	(103,614)	(6,806)
Net cash provided by/(used in) investing activities	$(97,093)	$(3,018)	$(119,349)	$44,522

Net cash provided by/(used in) financing activities	$(39,778)	$(106,383)	$(84,432)	$(207,598)

Net increase/(decrease) in cash and cash equivalents	$(84,653)	$(76,730)	$(54,673)	$130
Cash and cash equivalents at beginning of the period	654,618	755,902	631,542	669,387
Translation differences in cash or cash equivalent	6,101	(21,960)	(803)	(12,305)
Cash and cash equivalents at end of the period	$576,066	$657,212	$576,066	$657,212

[9]
Includes proceeds for $14.8 million and $60.8 million for the six-month period ended June 30, 2019 and June 30, 2018 respectively, related to the amounts received by Solana in relation to the consent with the DOE.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$27,677	$72,114	$16,956	$67,350
Profit attributable to non-controlling interest	524	2,571	5,791	5,825
Income tax	15,699	26,369	27,040	31,019
Share of loss/(profit) of associates carried under the equity method	(1,529)	(1,502)	(3,352)	(2,909)
Financial expense, net	110,611	76,163	209,900	177,774
Operating profit	$152,982	$175,715	$256,335	$279,059
Depreciation, amortization, and impairment charges	74,327	85,673	150,063	160,297
Further Adjusted EBITDA	$227,309	$261,388	$406,398	$439,356
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,043	2,071	4,060	3,903
Further Adjusted EBITDA including unconsolidated affiliates	$229,352	$263,459	$410,458	$443,259

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Net cash provided by operating activities	$52,218	$32,671	$149,108	$163,206
Net interest and income tax paid	129,405	133,844	143,329	160,604
Variations in working capital	37,418	35,573	91,926	47,227
Other non-cash adjustments and other	8,268	59,299	22,035	68,319
Further Adjusted EBITDA	$227,309	$261,388	$406,398	$439,356
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,043	2,071	4,060	3,903
Further Adjusted EBITDA including unconsolidated affiliates	$229,352	$263,459	$410,458	$443,259

Reconciliation of Cash Available For Distribution to Profit/(loss) for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended June 30,		For the six-month period ended June 30,
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	$27,677	$72,114	$16,956	$67,350
Profit attributable to non-controlling interest	524	2,571	5,791	5,825
Income tax	15,699	26,369	27,040	31,019
Share of loss/(profit) of associates carried under the equity method	(1,529)	(1,502)	(3,352)	(2,909)
Financial expense, net	110,611	76,163	209,900	177,774
Operating profit	$152,982	$175,715	$256,335	$279,059
Depreciation, amortization, and impairment charges	74,327	85,673	150,063	160,297
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,043	2,071	4,060	3,903
Further Adjusted EBITDA including unconsolidated affiliates	$229,352	$263,459	$410,458	$443,259
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,043)	(2,071)	(4,060)	(3,903)
Non-monetary items	(7,729)	(60,629)	(22,361)	(69,468)
Interest and income tax paid	(129,405)	(133,844)	(143,330)	(160,604)
Principal amortization of indebtedness	(93,935)	(71,028)	(109,111)	(88,675)
Deposits into/ withdrawals from restricted accounts	22,692	9,122	47,627	(12,598)
Change in non-restricted cash at project level	68,101	94,448	8,654	26,417
Dividends paid to non-controlling interests	(5,105)	(6,787)	(5,105)	(6,787)
Changes in other assets and liabilities	(32,546)	(45,963)	(88,271)	(37,904)
Cash Available For Distribution	$49,382	$46,707	$94,501	$89,737

About Atlantica

Atlantica Yield plc is a sustainable total return infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 7, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer